Vance, Higley & Associates, P. C.

Attorneys at Law

1656 Reunion Avenue

SUITE 250

South Jordan, UTAH 84095

Ronald N. Vance	TELEPHONE (801) 446-8802
Brian M. Higley	FAX (801) 446-8803
EMAIL: ron@vancelaw.us
EMAIL: brian@vancelaw.us

January 30, 2018

Ms. Irene Paik

Ms. Erin Jaskot

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Healthcare & Insurance

Washington, DC 20549

Re:	Creative Medical Technology Holdings, Inc.

Amended Preliminary Information Statement on Schedule 14C

Filed January 23, 2018

File No. 000-53500

Dear Ms. Paik and Ms. Jaskot:

Pursuant to my telephone conversations with Ms. Paik on January 30, 2018 during which we discussed the final comment to the PRER 14C Information Statement filed on January 23, 2018 (the “PRER 14C”) by Creative Medical Technology Holdings, Inc., a Nevada corporation (the “Company”), a DEF 14C Information Statement was filed on January 30, 2018 and the only revision that was made from the PRER 14C was the following disclosure was revised as follows:

$50,000 Secured Convertible Note

On June 26, 2017, the Company entered into a convertible note agreement with a lender for an aggregate principal amount of $50,000, for which $50,000 in proceeds were received on June 26, 2017. Under the terms of the agreement, the convertible note incurs interest at 12% per annum and has a maturity date of December 26, 2017. The convertible note is convertible upon issuance and convertible into shares of the Company’s stock at a conversion price equal to or greater than $0.25 or a conversion price equal to 60% of the average closing trading price of the Company’s common stock during the previous 20 trading days preceding the conversion date.

The conversion price is subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions and any issuances of securities below the conversion price of the convertible note. As of January 8, 2018, ~~148,553,067~~ no shares were reserved with our transfer agent with a potential of up to 151,179,304 being reserved if and when the lender issues a request to our transfer agent.

We hereby acknowledge the following on behalf of the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

Ms. Irene Paik

Ms. Erin Jaskot

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions on the responses to your comment.

Sincerely,

/s/ Brian Higley

cc:	Timothy Warbington, CEO

Donald Dickerson, CFO